Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

November 20, 2009

Catalyst and Island Co-gen reach arbitration settlement

Richmond (BC) – Catalyst Paper (TSX:CTL) announced today that it has settled the arbitration proceeding relating to its 20-year Energy Services Agreement  with Island Cogeneration No. 2. Inc. (Cogen). This arbitration was a result of Catalyst’s declaration of force majeure under the Energy Services Agreement due to the permanent closure of its Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.

This settlement terminates the Energy Services Agreement and all of Catalyst’s related obligations including its contingent liability for energy not purchased. Subject to subdivision approval, Catalyst has agreed to transfer to Cogen land currently leased by Cogen upon which its energy facility is located. Catalyst has also granted certain easements and access rights to Cogen to facilitate the independent operation of the energy facility.  In addition, Cogen has agreed to take steps to eliminate its reliance on Catalyst for certain services and the company has agreed to cooperate with Cogen in that regard.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713